TRANSGLOBE ENERGY CORPORATION ANNOUNCES
NEW DIRECTOR APPOINTMENTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 13, 2014 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce the appointment of Mr. David Cook and Mr. Bob MacDougall to its Board of Directors effective August 12, 2014.

Mr. Cook possesses more than 25 years’ experience in the energy business having held senior positions at The Abu Dhabi National Energy Company PJSC (“TAQA”), Amoco, BP and TNK-BP. Most recently, Mr. Cook served as Executive Officer and Head of Oil and Gas at TAQA where he led the company’s upstream and midstream interests in the Middle East, North America, the United Kingdom, and Europe. Prior to joining TAQA, he served as Vice President for BP Russia, responsible for BP’s non-TNK-BP exploration and production activities in Russia. He has held a variety of global technical, commercial and managerial positions based from the US, UK, Russia and the Middle East, as well as Board Director roles. Mr. Cook has previously served on the Board of WesternZagros Ltd. in addition to previously serving as a Director for three BP/Rosneft joint ventures. Mr. Cook holds a BSc in Geophysics and a PhD in Geological Sciences from Michigan State University and currently resides in Houston, Texas.

Mr. MacDougall is a professional engineer with close to 30 years of domestic and international oil and gas operations and senior executive management experience. Most recently Mr. MacDougall served as Executive Vice President and Chief Operating Officer of Vermilion Energy from 2004 until his retirement in 2012 where he led the company’s operating business both domestically in Western Canada and internationally, with assets in France, The Netherlands, Australia, and Ireland. Prior to joining Vermilion, Mr. MacDougall spent nearly 20 years with Chevron in production and drilling operations and served as General Manager of Production and Operations for ChevronTexaco's Western Canadian producing properties. Mr. MacDougall has an Engineering Diploma from Saint Francis Xavier University and a Bachelor of Science degree in Engineering (with distinction) from Technical University of Nova Scotia and currently resides in High River, Alberta.

Commenting on the new Board appointments, Mr. Robert Jennings, Chairman, said, “We are extremely pleased at these appointments as these two individuals bring a tremendous amount of both technical and international oil and gas business experience to the Board. With the retirement of Mr. Robert Halpin and Mr. Erwin Noyes along with the resignation of Mr. Gary Guidry, the Board of Directors considered it important to add three directors in 2014. With the addition of Ms. Sue MacKenzie, Mr. David Cook and Mr. Bob MacDougall, the Board again has a full complement of directors.”

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com